Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended
(Dollars In thousands)	For The Six Months Ended April 30, 2013	October 31, 2012	October 31, 2011	October 31, 2010	October 31, 2009	October 31, 2008
Net (loss) income	$(9,990)	$(66,197)	$(286,087)	$2,588	$(716,712)	$(1,124,590)
Add:
Federal and state (benefit) income tax provision	(12,077)	(35,051)	(5,501)	(297,870)	44,693	(43,458)
Interest expensed	68,186	152,433	171,845	182,359	200,469	176,336
Interest expensed mortgage and financing subsidiaries	1,466	2,514	1,889	1,848	1,728	3,601
Distributions of earnings of unconsolidated joint ventures, net of (loss) income from unconsolidated joint ventures	(2,378)	(3,611)	10,541	1,295	50,134	44,061
Amortization of deferred financing costs	2,766	3,713	3,978	3,310	14,300	7,847
Amortization of bond discounts	880	3,149	2,069	1,741	1,179	821

Total income (loss) earnings	$48,853	$56,950	$(101,266)	$(104,729)	$(404,209)	$(935,382)

Fixed Charges:
Interest incurred	$64,618	$147,048	$156,998	$154,307	$194,702	$190,801
Interest incurred mortgage and financing subsidiaries	1,466	2,434	1,959	1,848	1,728	3,601
Amortization of deferred financing costs	2,766	3,713	3,978	3,310	14,300	7,847
Amortization of bond discounts	880	3,149	2,069	1,741	1,179	821
Interest included in rent expense (a)	2,802	5,663	6,612	7,914	12,206	15,036

Total fixed charges	$72,532	$162,007	$171,616	$169,120	$224,115	$218,106

Ratio of earnings to fixed charges	(b )	(b )	(b )	(b )	(b )	(b )

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Fiscal Year Ended
(Dollars In thousands)	For The Six Months Ended April 30, 2013		October 31, 2012		October 31, 2011		October 31, 2010		October 31, 2009		October 31, 2008
Total income (loss) earnings – above	$48,853		$56,950		$(101,266)		$(104,729)		$(404,209)		$(935,382)

Total fixed charges – above	$72,532		$162,007		$171,616		$169,120		$224,115		$218,106
Preferred stock dividends (adjusted to pretax dollars)
Combined fixed charges and preferred stock dividends	$72,532		$162,007		$171,616		$169,120		$224,115		$218,106
Ratio of earnings to combined fixed charges and preferred stock dividends	(c	)	(c	)	(c	)	(c	)	(c	)	(c	)

(a)	Management has determined the interest component of rent expense to be 33%.
(b)	Earnings for the six months ended April 30, 2013 and the years ended October 31, 2012, 2011, 2010, 2009 and 2008 were insufficient to cover fixed charges for such period by $23.7 million, $105.1 million, $272.9 million, $273.8 million, $628.3 million and $1,153.5 million, respectively.
(c)	Earnings for the six months ended April 30, 2013 and the years ended October 31, 2012, 2011, 2010, 2009 and 2008 were insufficient to cover fixed charges and preferred stock dividends for such period by $23.7 million, $105.1 million, $272.9 million, $273.8 million, $628.3 million and $1,153.5 million, respectively. Due to restrictions in our indentures on our senior and senior secured notes, we are currently prohibited from paying dividends on our preferred stock and did not make any dividend payments the first half of fiscal 2013 or in fiscal 2012, 2011, 2010, 2009 and 2008.